NR08-14	June 10, 2008

ITH Acquires 100% Interest in the Terra and LMS Projects, Alaska from AngloGold Ashanti Exploration (U.S.A.) Inc.

Resource Base Increased by 134,000 inferred ounces of gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce it has entered into an agreement to acquire all of the interest of AngloGold Ashanti Exploration (U.S.A.) Inc. (“AngloGold”) in the Terra and LMS projects in Alaska, plus certain other AngloGold rights, in consideration of the issuance of 450,000 shares of ITH to AngloGold.  Based on the current ITH share price, this equates to an acquisition price of approximately $6 per ounce of current inferred gold resource.  The purchase agreement encompasses all royalties and residual rights held by AngloGold in the Terra and LMS properties, as well as AngloGold’s first refusal rights on transactions involving the West Pogo and Gilles properties held by the Company.

The acquisition, when completed, will add 134,000 ounces of inferred gold resources from the Terra and LMS projects to the Company’s account, calculated as 40% of the 167,000 inferred gold ounces at LMS (using 0.30 g/t gold cut off inferred resource of 5.86Mt at 0.89 g/t gold) and 40% of the 168,000 inferred gold ounces at Terra (using a 5.0 gold g/t cut off inferred resource 0.428Mt at 12.2 g/t gold).  Given the significant exploration upside for each of these projects, the Company is excited about being able to rapidly advance them either on a 100% basis or via strategic, production focused partnerships.

Terra

The Terra Project is a high-grade gold-silver system located approximately 200 kilometres west of Anchorage Alaska.  The initial 20 holes into the Ben’s Vein deposit have defined an inferred resource of 428,000 tonnes containing 168,000 ounces of gold and 318,000 ounces of silver using a 5.0 g/t gold cut-off.  The resource is only from one portion of one of four high-grade vein systems defined along a 5 kilometre long belt (see NR08-04).  The mineralization in the Ben’s Vein deposit has displayed exceptional continuity along 400 metres of strike length, averaging 12.2 g/t gold and 23.0 g/t silver over a nominal 2.3 metre width, and remains open to the north and at depth (Table 1).  Initial and follow up gold recovery tests indicate that it is amenable to simple gravity recovery (average recoveries in the order of 80%), which offer potential for low capital and production costs as well as reduced environmental impacts.  In order to advance its multi-million ounce Livengood deposit the Company is currently exploring possible partnerships in order to advance the Terra project toward near-term production.

Table 1: Ben Zone Inferred Resource Estimate*

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Metal
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Au (ozs)	Ag (ozs)
5.00	428,000	12.20	23.11	168,000	318,000
6.00	402,000	12.64	24.02	163,000	310,000
7.00	383,000	12.95	24.72	159,000	304,000
8.00	364,000	13.22	25.33	155,000	296,000
9.00	335,000	13.63	26.50	147,000	285,000
10.00	292,000	14.22	27.97	134,000	263,000
11.00	248,000	14.89	29.60	119,000	236,000
12.00	209,000	15.52	31.15	104,000	209,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

LMS

The LMS project is located 40 kilometres south of the Pogo Mine, Alaska’s newest gold mine.  An initial open-ended inferred resource has been defined in the Camp zone of the project and recent surface exploration has defined five other strong gold targets in the six kilometre long mineralization structural belt (see NR08-05).  The property is 14 kilometres off the paved all weather Richardson Highway, and has winter road and river access.  The mineralization in the Camp zone appears to have formed in two stages, with an earlier broad lower grade event followed by a late higher grade event.  The high-grade mineralization is not fully represented in the inferred resource estimated to date due to the wide spaced nature of the current drilling (Table 2).  The next phase of work on the LMS project is to test some of the other priority surface targets in the belt, with follow-up drilling on the Camp zone focused on expansion of the higher grade component of the deposit.

Table 2: Camp Zone Inferred Resource Estimate*

LMS TOTAL INFERRED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff	Contained
(g/t)	(tonnes)	Au (g/t)	Ounces Gold
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Terms of AngloGold Purchase Agreement

Under the terms of the purchase agreement dated June 6, 2008, among AngloGold, the Company and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary) (“Talon”), Talon will acquire all of the right, title and interest of AngloGold in the Terra and LMS projects (including AngloGold’s right of first offer on any disposition thereof by Talon).  In addition, AngloGold has also relinquished its right of first offer on two of the Company’s other 100% owned projects, being the West Pogo project (which is situated on the western boundary of the Pogo Joint Venture land package) and the Gilles project (which is located along the Pogo mine road, 25 kilometres southwest of the West Pogo property).  The purchase price of CAD 751,500 payable by Talon will be satisfied by the issuance of an aggregate of 450,000 common shares of ITH (valued, for this purpose, at CAD 1.67 per share).  The transaction is subject to the acceptance for filing thereof on behalf of the Company by the TSX Venture Exchange, Inc. (“TSXV”), and is anticipated to close five business days after such acceptance for filing is obtained.  AngloGold presently holds 5,997,295 common shares, representing approximately 15.02%, of the outstanding common shares of ITH.  Following the closing of the transaction, AngloGold will hold 6,447,295 common shares, representing approximately 15.96% of the then issued shares of ITH.  The proposed transaction has been approved by the Audit Committee of the Company, which is composed solely of independent directors of the Company, and by the directors of the Company other than AngloGold’s nominee.

The acquisition from AngloGold set out above is subject to the acceptance for filing thereof by the TSXV and the American Stock Exchange on behalf of the Company.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through resource development and new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated closing of the sale of AngloGold’s interest in the Terra, LMS, Gilles and West Pogo projects, the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends, the potential to involve a partner in the Terra project and the potential for near-term production at the Terra project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the failure of a party to meet applicable closing conditions or to obtain regulatory acceptance, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.